Filed by AMCI Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AMCI Acquisition Corp. II

Commission File No. 333-264811

Date: October 31, 2022

Woodside Kicks Up U.S. Carbon Capture Investments with LanzaTech Venture

BY MORGAN EVANS

Natural Gas intelligence

October 31, 2022
LINK

LanzaTech NZ Inc. is poised to gain a boost in U.S. opportunities after Australia’s natural gas and oil giant Woodside Energy Group Ltd. agreed to a $50 million investment.

In addition, Woodside has a strategic framework agreement (SFA) to collaborate on pilots that demonstrate LanzaTech’s carbon capture and transformation (CCT) technologies.

“With both this collaboration agreement and new investment…we see the potential to work together to reduce emissions and repurpose carbon into useful products,” said LanzaTech CEO Jennifer Holmgren.

The SFA and Woodside’s agreement could be clinched if LanzaTech completes a merger with AMCI Acquisition Corp., a blank check company helping enable mergers for businesses focused on decarbonizing industries and lowering the world’s carbon footprint.

LanzaTech’s management is aiming “to close the transaction before year-end, however, this outcome is highly dependent upon a number of factors,” including processing of regulatory filings, LanzaTech CFO Geoff Trukenbrod told NGI via email. “LanzaTech continues to work diligently through this process, which will ultimately determine the timeline for closing.”

Management also “continues to target $250 million in cash held by AMCI at closing, in addition to any cast in trust,” Trukenbrod added. The company “has made significant incremental progress towards achieving this goal” through $125 million made in proceeds prior to the $50 million from Woodside.

LanzaTech called Woodside’s investment a “major milestone” in the progression of the merger and could allow LanzaTech “to expand the applications of its technology to different feedstocks and rethink waste management.”

LanzaTech and Woodside expect to collaborate on future projects to explore and develop additional products by repurposing greenhouse gasses (GHG).

“As the energy transition advances, we anticipate increasing demand for carbon capture utilization and storage,” said Woodside CEO Meg O’Neill. LanzaTech has an “innovative approach toward not just reducing greenhouse gas emissions, but transforming them into useful products.

“Their skillset in the fields of synthetic biology, bioinformatics, artificial intelligence, and machine learning coupled with engineering offers a potential opportunity to realize this aspiration.”

Skokie, IL-based LanzaTech is working to scale up CCT technology to provide industries a way to reduce carbon footprints by converting waste into fuel that would have otherwise come from fossil fuels.

This marks the second SFA this year between Woodside and LanzaTech.

In March, the two companies, joined by ReCarbon Inc., said they would investigate the viability of a carbon capture and utilization pilot facility in Western Australia. The pilot involves ReCarbon recycling GHGs, including carbon dioxide and methane. LanzaTech then would ferment synthesis gas into ethanol.

The projects underscore Woodside’s goal to reduce its direct and indirect emissions, i.e., Scope 1 and Scope 2, by investing in new technologies. In 2021, the oil and gas producer set a $5 billion investment target by 2030 to invest in new energy products.

© 2022 Natural Gas Intelligence. All rights reserved.

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Important Information About the Business Combination and Where to Find It

The proposed business combination (the “Business Combination”) will be submitted to stockholders of AMCI for their consideration. AMCI has filed a registration statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the “SEC”) which includes both a preliminary prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI's stockholders in connection with AMCI's solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read, the preliminary proxy statement/prospectus and, when available, any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC, because these documents will contain important information about AMCI, LanzaTech and the business combination. After the Registration Statement is declared effective, AMCI will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain a copy of the Registration Statement, including the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the business combination and other documents filed by AMCI with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech, respectively. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s management and LanzaTech’s management, respectively. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of AMCI and LanzaTech, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. New risk factors that may affect actual results or outcomes emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI, LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-Solicitation

This communication shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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